EXHIBIT (a)(1)

                          Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock
                                      of

                                Microcom, Inc.

                                      at

                             $16.25 Net Per Share

                                      by

                              Compaq-Boston, Inc.
                         a wholly-owned subsidiary of

                          Compaq Computer Corporation




THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, MAY 13, 1997, UNLESS THE OFFER IS EXTENDED.

               THE BOARD OF DIRECTORS OF MICROCOM, INC. (THE "COMPANY") HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER DESCRIBED HEREIN, UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S SHAREHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

                            -------------------

               THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "SHARES"), OF THE COMPANY WHICH, TOGETHER WITH THE SHARES THEN OWNED BY COMPAQ COMPUTER CORPORATION, WOULD REPRESENT AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS.

                            -------------------

                                 IMPORTANT

               Any shareholder desiring to tender all or any portion of his or her Shares should either (1) complete and sign the Letter of Transmittal (or facsimile thereof) in accordance with the instructions in the Letter of Transmittal and deliver it with the certificate(s) representing tendered Shares and all other required documents to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 2 or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if he or she desires to tender such Shares.

               Any shareholder who desires to tender Shares and cannot deliver the certificate(s) representing such Shares and all other required documents to the Depositary by the expiration of the Offer or who cannot comply with the procedures for book-entry transfer on a timely basis must tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 2.

               Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent, brokers, dealers, commercial banks or trust companies.


                     The Dealer Manager for the Offer is:

                             GREENHILL & CO., LLC

April 16, 1997




                               TABLE OF CONTENTS

                                                                          Page

   INTRODUCTION............................................................. 1

1. Terms of the Offer....................................................... 3

2. Procedure for Tendering Shares........................................... 3

3. Withdrawal Rights........................................................ 5

4. Acceptance for Payment and Payment....................................... 6

5. Certain Tax Considerations............................................... 7

6. Price Range of Shares; Dividends......................................... 7

7. Certain Information Concerning the Company............................... 8

8. Certain Information Concerning Purchaser and Parent..................... 10

9. Source and Amount of Funds.............................................. 12

10. Background of the Offer; Past Contacts or Negotiations with the Company 12

11. The Merger Agreement; Other Arrangements............................... 13

12. Purpose of the Offer; Plans for the Company............................ 18

13. Effect of the Offer on the Market for Shares; Stock
    Quotations; Registration under the Exchange Act........................ 18

14. Dividends and Distributions............................................ 19

15. Extension of Tender Period; Termination; Amendment..................... 19

16. Certain Conditions of the Offer........................................ 20

17. Certain Legal Matters; Regulatory Approvals............................ 21

18. Fees and Expenses...................................................... 24

19. Miscellaneous.......................................................... 24


Schedule I Information Concerning Directors
      and Executive Officers of Parent and Purchaser.......................I-1



                                 INTRODUCTION


To the Holders of Common Stock of
   Microcom, Inc.:

               Compaq-Boston, Inc., a Massachusetts corporation ("Purchaser") and a wholly-owned subsidiary of Compaq Computer Corporation, a Delaware corporation ("Parent"), hereby offers to purchase all outstanding shares of Common Stock, $0.01 par value (the "Shares"), of Microcom, Inc., a Massachusetts corporation (the "Company"), at $16.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Parent will pay all charges and expenses of Greenhill & Co., LLC (the "Dealer Manager"), ChaseMellon Shareholder Services, LLC (the "Depositary") and Corporate Investor Communications, Inc. (the "Information Agent") incurred in connection with the Offer. See Section 18.

               THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS HEREINAFTER DEFINED) A NUMBER OF SHARES WHICH, TOGETHER WITH THE SHARES THEN OWNED BY PARENT, WOULD REPRESENT AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS (THE "MINIMUM CONDITION"). SEE
SECTION 16.

               THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER DESCRIBED HEREIN, UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S SHAREHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

               MORGAN STANLEY & CO. INCORPORATED, FINANCIAL ADVISOR TO THE COMPANY, HAS DELIVERED TO THE BOARD OF DIRECTORS OF THE COMPANY ITS WRITTEN OPINION TO THE EFFECT THAT, AS OF THE DATE OF THE MERGER AGREEMENT (AS HEREINAFTER DEFINED), THE $16.25 IN CASH TO BE RECEIVED BY THE HOLDERS OF SHARES IN THE OFFER AND THE MERGER IS FAIR TO SUCH HOLDERS FROM A FINANCIAL POINT OF VIEW. The full text of the written opinion of Morgan Stanley & Co. Incorporated containing the assumptions made, the matters considered and the scope of the review undertaken in rendering such opinion as well as the limitations of such opinion is included with the Company's Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to shareholders concurrently herewith. Shareholders are urged to read the full text of such opinion in conjunction with this Offer.

               The Offer is being made pursuant to an Agreement and Plan of Merger dated as of April 9, 1997 (the "Merger Agreement") among the Company, Parent and the Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). Pursuant to the Merger, each outstanding Share (other than Shares held by Parent or any subsidiary of Parent, Shares held by shareholders properly exercising appraisal rights under Massachusetts law and Shares of Restricted Stock (as hereinafter defined)) will be converted into a right to receive $16.25 in cash, without interest. See Section 11. For a discussion of the treatment of stock options and Shares of Restricted Stock, see Section 11.

               The Merger Agreement provides that effective upon acceptance for payment pursuant to the Offer of a number of Shares that satisfies the Minimum Condition, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors multiplied by (ii) the percentage that the number of Shares beneficially owned by Parent (including Shares accepted for payment) bears to the total number of Shares outstanding. See Section 11.

               Based upon information provided by the Company, as of April 9, 1997, there were outstanding 16,288,011 Shares and stock options to purchase an aggregate of 2,102,346 Shares. Based upon the foregoing, as of April 9, 1997, there were approximately 18,390,357 Shares outstanding on a fully diluted basis. Neither Parent nor Purchaser beneficially owns any Shares. Accordingly, Purchaser believes that the Minimum Condition would be satisfied if approximately 9,195,179 Shares are validly tendered pursuant to the Offer and not withdrawn.

               Under the Business Corporation Law of the Commonwealth of Massachusetts ("Massachusetts Law") and the Company's Articles of Organization, the Merger requires the approval of the holders of a majority of the outstanding Shares. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of the Company. However, there can be no assurance that Purchaser will acquire at least a majority of the outstanding Shares.

               THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

               1. Terms of the Offer. Upon the terms and subject to the conditions set forth in the Offer, Purchaser will accept for payment and pay for all Shares that are validly tendered by the Expiration Date and not withdrawn as provided in Section 3. The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on May 13, 1997, unless Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

               The Offer is subject to certain conditions set forth in Section 16, including satisfaction of the Minimum Condition and expiration or termination of the waiting period applicable to Purchaser's acquisition of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). If any such condition is not satisfied prior to the Expiration Date, Purchaser may (i) terminate the Offer and return all tendered Shares to tendering shareholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in Section 3, retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered by the Expiration Date and not withdrawn or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

               Purchaser expressly reserves the right to waive the Minimum Condition or any of the other conditions to the Offer and to make any change in the terms or conditions of the Offer; provided that no change may be made which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer or which imposes conditions to the Offer in addition to the Minimum Condition and those conditions set forth in Section 16 or amends such conditions in a manner adverse to the Company. For a description of Purchaser's right to extend the period of time during which the Offer is open and to amend, delay or terminate the Offer, see Sections 15 and 16.

               The Company has provided the Purchaser with the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

               2. Procedure for Tendering Shares. To tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) together with any required signature guarantees, or in the case of a book-entry transfer, an Agent's Message (as hereinafter defined), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either certificates for the Shares to be tendered must be received by the Depositary at one of such addresses or such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a Book Entry Confirmation (as hereinafter defined) received by the Depositary), in each case by the Expiration Date, or (b) the guaranteed delivery procedure described below must be complied with.

               The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility (as hereinafter defined) to and received by the Depositary and forming a part of a Book-Entry Confirmation (as hereinafter defined) which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

               Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company and Philadelphia Depository Trust Company (each a "Book-Entry Transfer Facility" and collectively the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of such Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. The confirmation of a book-entry transfer of Shares into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation". Delivery of documents to a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

               Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. "Eligible Institution" means a financial institution (including most commercial banks, savings and loan associations and brokerage houses) which is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holder(s) of the Shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or
(b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

               Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and cannot deliver certificate(s) representing such Shares and all other required documents to the Depositary by the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered if all of the following conditions are met:

               (i)  such tender is made by or through an Eligible Institution;

               (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

               (iii) the certificates for such Shares (or a Book-Entry Confirmation), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees, or an Agent's Message, and any other required documents, are received by the Depositary within three National Association of Securities Dealers, Inc. Automated Quotation ("Nasdaq") National Market System trading days after the date of execution of the Notice of Guaranteed Delivery.

               The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

               The method of delivery of Shares and all other required documents, including through Book-Entry Transfer Facilities, is at the option and risk of the tendering shareholder and the delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

               By executing a Letter of Transmittal, a tendering shareholder irrevocably appoints designees of Purchaser as such shareholder's proxies in the manner set forth in the Letter of Transmittal to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after April 9,
1997). All such proxies shall be irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon the acceptance for payment of such Shares by Purchaser. Upon such acceptance for payment, all prior proxies and consents granted by such shareholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed by such shareholder (and, if given or executed, will not be deemed to be effective). Such designees of Purchaser will be empowered to exercise all voting and other rights of such shareholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company's shareholders, by written consent or otherwise. Purchaser reserves the right to require that, in order for Shares to be validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser is able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of shareholders then scheduled or acting by written consent without a meeting).

               The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder's acceptance of the Offer, as well as the tendering shareholder's representation and warranty that
(a) such shareholder owns the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (b) the tender of such Shares complies with Rule 14e-4, and
(c) such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

               All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. Purchaser reserves the absolute right to reject any or all tenders of Shares determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares, whether or not similar defects or irregularities are waived in the case of other Shares. None of Parent, Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.

               Under the federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payments made to certain shareholders pursuant to the Offer. In order to avoid such backup withholding, each tendering shareholder must provide the Depositary with such shareholder's correct taxpayer identification number and certify that such shareholder is not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. If a shareholder is a non-resident alien or foreign entity not subject to back up withholding, the shareholder must give the Depositary a completed Form W-8 Certificate of Foreign Status prior to receipt of any payment.

               3. Withdrawal Rights. Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after June 14, 1997 unless theretofore accepted for payment as provided in this Offer to Purchase. If Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, on behalf of Purchaser, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 3.

               To be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at one of the Book-Entry Transfer Facilities to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 at any time prior to the Expiration Date.

               All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. None of Parent, Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

               4. Acceptance for Payment and Payment. Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay for all Shares validly tendered by the Expiration Date and not withdrawn pursuant to Section 3 as soon as practicable after the later of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions set forth in Section 16. In addition, Purchaser reserves the right, in its sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares in order to comply in whole or in part with any applicable law. For a description of Purchaser's right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see Sections 15 and 16.

               For purposes of the Offer, Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice to the Depositary of its acceptance of the tenders of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a Book-Entry Confirmation), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or, in the case of a book-entry transfer, an Agent's Message, and any other required documents. See Section 2. Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occur at different times. Under no circumstances will interest be paid by Purchaser on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

               If Purchaser increases the consideration to be paid for Shares pursuant to the Offer, Purchaser will pay such increased consideration for all Shares purchased pursuant to the Offer.

               Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment.

               If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at one of the Book-Entry Transfer Facilities), without expense to the tendering shareholder, as promptly as practicable following the expiration or termination of the Offer.

               Purchaser acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer, and
(ii) unless otherwise permitted by law, Purchaser may not delay acceptance for payment of, or payment for, any Shares upon the occurrence of any of the conditions specified in Section 16 without extending the period of time during which the Offer is open.

               5. Certain Tax Considerations. Sales of Shares by shareholders of the Company pursuant to the Offer will be taxable transactions for federal income tax purposes and may also be taxable transactions under applicable state and local and other tax laws.

               In general, a shareholder will recognize gain or loss equal to the difference between the tax basis of his or her Shares and the amount of cash received in exchange therefor. Such gain or loss will be capital gain or loss if the Shares are capital assets in the hands of the shareholder and will be long-term gain or loss if the holding period for the Shares is more than one year as of the date of the sale of such Shares. Legislation that would reduce the tax rate on long-term capital gain is now pending before the United States Congress but its enactment is uncertain.

               The foregoing discussion may not apply to shareholders who acquired their Shares pursuant to the exercise of stock options or other compensation arrangements with the Company or who are not citizens or residents of the United States or who are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended.

               THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW. DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL OR OTHER TAX LAWS.

               6. Price Range of Shares; Dividends. The Shares are traded in the over-the-counter market and are quoted on the Nasdaq National Market under the symbol MNPI. The following table sets forth, for the periods indicated, the high and low sale prices per Share as quoted on the Nasdaq National Market, as reported in the Company's Annual Report on Form 10-K for the year ended March 31, 1996 (the "Company 10-K") with respect to the fiscal year ended March 31, 1996 and thereafter as reported in published financial sources. According to the Company, the Company has not paid cash dividends on the Shares to date.


                                                    High             Low
                                                    ----             ---
Fiscal Year Ended March 31, 1996
 First Quarter..............................      $  16 7/8      $    9 5/8
 Second Quarter.............................         22 1/4          15
 Third Quarter..............................         28              14 5/8
 Fourth Quarter.............................         34 1/2          18 7/8
Fiscal Year Ended March 31, 1997
 First Quarter..............................         31 1/8          10
 Second Quarter ............................         13 3/4           5 1/2
 Third Quarter..............................         16               7 7/8
 Fourth Quarter.............................         13 3/4           8 3/4
Fiscal Year Ended March 31, 1998
 First Quarter (through April 15, 1997).....      $  16 1/8      $    8 1/4



               On April 9, 1997, the last full day of trading before public announcement of the execution of the Merger Agreement, the reported closing sales price per Share on the Nasdaq National Market was $10 1/2. On April 15, 1997, the last full day of trading prior to commencement of the Offer, the reported closing sales price per Share on the Nasdaq National Market was $15 7/8.

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

               7. Certain Information Concerning the Company. The Company is a Massachusetts corporation with its principal executive offices located at 500 Ridge River Drive, Norwood, Massachusetts 02062.

               According to the Company 10-K, the Company is a leading provider of central site and remote access solutions, offering a broad line of products utilizing the Company's wide area network (WAN) technology and its network management and remote access software.

               The following selected consolidated financial data relating to the Company and its subsidiaries has been taken or derived from the audited financial statements contained in the Company 10-K and the unaudited financial statements contained in the Company's quarterly report on Form 10-Q for its fiscal quarters ended December 31, 1995 and December 31, 1996. More comprehensive financial information is included in such 10-K and 10-Q's and the other documents filed by the Company with the Securities and Exchange Commission ("Commission"), and the financial data set forth below is qualified in its entirety by reference to such reports and other documents and all of the financial statements and notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below.


                                Microcom, Inc.


                             SELECTED CONSOLIDATED FINANCIAL DATA


                                      Nine months ended December 31
                                               (unaudited)                             Fiscal year ended March 31
                                    ---------------------------------                --------------------------------
                                    1996                         1995                1996          1995          1994
                                    ----                         ----                ----          ----          ----
                                                         (in thousands, except per share amounts)

Income Statement Data
Net sales....................        $131,181                    $101,341            $146,044       $93,106       $56,464
                                     --------                    --------            --------       -------       -------
Gross margin.................          46,555                      43,067              61,010        41,784        27,392
Operating income (loss)......           4,685                      10,354              14,768         7,517      (10,416)
Net income (loss)............           2,813                       8,662              12,490         5,761      (10,913)
Net income (loss) per share..            0.17                        0.57                0.80          0.49        (1.09)
Weighted average number of
  shares outstanding.........          16,818                      15,196              15,690        11,805        10,041

Balance Sheet Data
Working capital..............         $81,544                     $81,455             $84,329       $17,732       $13,957
Total assets.................         143,067                     118,810             129,199        57,788        38,453
Long-term portion of
  capitalized leases.........           3,041                       2,526               2,186           122           450
Total stockholders' equity...         108,559                      97,551             103,109        35,282        26,231

               Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the Commission or otherwise publicly available. Although neither Purchaser nor Parent have any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, neither Purchaser nor Parent takes any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Purchaser or Parent.

               The Company is subject to the informational filing requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection and copying at the regional offices of the Commission in New York (Seven World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661). Such material may also be obtained from the Commission's web site at http://www.sec.gov. Copies of such material should be obtainable by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material should also be available for inspection at the offices of Nasdaq National Market operations, 1735 K Street, N.W., Washington D.C. 20006.

               In the course of the discussions between representatives of Parent and the Company (see Section 10) certain projections of future operating performance were furnished to Parent's representatives. Set forth below is a summary of such projections. The projections should be read together with the financial statements of the Company referred to herein.


                                Microcom, Inc.

                      PROJECTED FINANCIAL INFORMATION

                                       Fiscal year ending March 31, 1998
                                    (in thousands, except per Share amounts)
                                    ----------------------------------------

Revenues...........................                 $274,835
Cost of goods sold.................                  171,929
Operating expenses.................                   68,496
Income from operations before
   income taxes....................                   34,410
Net income.........................                   25,807
Net income per share...............                     1.50


               The foregoing projections were not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections, and are included in this Offer to Purchase only because they were provided to Parent. Neither Parent, Purchaser nor the Company, nor any of their financial advisors nor the Dealer Manager assumes any responsibility for the accuracy of these projections. While presented with numerical specificity, these projections are based upon a variety of assumptions relating to the businesses of the Company which may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of the Company and many of which are described in more detail in "Risk Factors" under Item 1, Business of the Company 10-K. There can be no assurance that the projections will be realized, and actual results may vary materially from those shown.

               According to the Company, the revenue projections were based principally on detailed forecasts for products presented by certain of its major OEM customers, as well as its own estimates for new OEM customers and for products sold through distribution. Expense forecasts were based partially on historical experience as well as estimates based on sales forecasts and attainment of certain manufacturing efficiencies. The projections were prepared on a stand-alone basis and do not reflect any effect from the Offer and the Merger.

               8. Certain Information Concerning Purchaser and Parent. Purchaser is a Massachusetts corporation incorporated on April 9, 1997 and to date has engaged in no activities other than those incident to its formation, the execution and delivery of the Merger Agreement and the commencement of the Offer. Purchaser is a wholly-owned subsidiary of Parent. The principal executive offices of the Purchaser are located at 20555 SH 249, Houston, Texas 77070.

               Parent is a Delaware corporation. It is principally engaged in designing, developing, manufacturing, and marketing a wide range of computing products, including desktop computers, portable computers, workstations, communications products and tower PC servers and peripheral products that store and manage data in network environments. Parent markets its products primarily to business, home, government and education customers.

               The principal executive offices of Parent are located at 20555 SH 249, Houston, Texas 77070. The name, business address, principal occupation or employment, five year employment history and citizenship of each director and executive officer of Parent and Purchaser are set forth on
Schedule I hereto.

               The following selected consolidated financial data relating to Parent and its subsidiaries has been taken or derived from the audited financial statements contained in Parent's Annual Report on Form 10-K for the year ended December 31, 1996. More comprehensive financial information is included in such Annual Report and the other documents filed by Parent with the Commission, and the financial data set forth below is qualified in its entirety by reference to such Annual Report and other documents and all of the financial statements and notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the same manner as set forth with respect to the Company in
Section 7.


                        Compaq Computer Corporation


                   SELECTED CONSOLIDATED FINANCIAL DATA

                                                                            Year ended December 31
                                                                   ------------------------------------------
                                                                   1996                1995              1994
                                                                   ----                -----             ----
                                                                    (in millions, except per share amounts)

Income Statement Data
      Sales..............................................              $18,109           $14,755           $10,866
      Gross margin.......................................                4,196             3,388             2,727
      Income before provision for income taxes...........                1,876             1,188(*)          1,172
      Net income.........................................                1,313               789(*)            867
      Earnings per share.................................                 4.66              2.87(*)           3.21
      Shares used in computing earnings per common and
        common equivalent share..........................                281.4           275.0               270.1

Balance Sheet Data
      Current assets.....................................                9,169             6,527             5,158
      Total assets.......................................               10,526             7,818             6,166
      Current liabilities................................                3,852             2,680             2,013
      Long-term debt.....................................                  300               300               300
      Stockholders' equity...............................                6,144             4,614             3,674

------------------
(*) Includes a $241 million ($.87 per share) non-recurring, non-tax deductible charge for purchased in-process technology in connection with certain acquisitions in 1995.

               Parent is subject to the informational filing requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Parent is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Parent. Such reports, proxy statements and other information should be available for inspection and copying at the offices of the Commission in the same manner as set forth with respect to the Company in Section 7. Such material should also be available for inspection at the library of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

               Except as described in this Offer to Purchase, (i) neither Parent nor Purchaser nor, to the best of their knowledge, any of the persons listed in Schedule I hereto, nor any associate or majority-owned subsidiary of any of the foregoing beneficially owns, or has any right to acquire, directly or indirectly, any Shares and (ii) neither Parent nor Purchaser nor, to the best of their knowledge, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in the Shares during the past 60 days.

               Except as described in this Offer to Purchase, neither Parent nor Purchaser nor, to the best of their knowledge, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees, division of profits or loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, since April 1, 1994, neither Parent, Purchaser nor, to the best of their knowledge, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors, or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since April 1, 1994, there have been no contacts, negotiations or transactions between Parent, Purchaser or any of their subsidiaries or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

               9. Source and Amount of Funds. The total amount of funds required by Purchaser to purchase Shares pursuant to the Offer and to pay related fees and expenses is estimated to be approximately $305 million (on a fully diluted basis). Purchaser will obtain such funds through a capital contribution from Parent. Parent will obtain such funds from its general corporate funds.

               10. Background of the Offer; Past Contacts or Negotiations with the Company

               Since early 1996, Parent has been evaluating possible business relationships with companies with a strong presence in the wide area network and remote access market. During this period, McKinsey & Company, Inc. ("McKinsey") and Greenhill & Co., LLC ("Greenhill") have assisted Parent in evaluating such companies.

               In November 1996, representatives of Parent contacted representatives of the Company to explore a possible OEM relationship. During December 1996, representatives of the Company and Parent met to pursue the OEM relationship.

               In late December 1996, Parent began considering whether the Company would be a possible acquisition candidate.

               On January 9, 1997, Alan Lutz, Senior Vice President, Group Manager, Communication Products Division of Parent, met with Roland Pampel, then President and Chief Executive Officer of the Company and Lewis Bergins, then Executive Vice President, International Operations, currently Chief Executive Officer, of the Company to discuss the Company's plans for the future. During that conversation, Mr. Bergins indicated to Mr. Lutz that the Company might be receptive to an offer to acquire the entire Company.

               Parent continued thereafter to consider the possible acquisition of the Company.

               On February 26, 1997, Mr. Lutz and Earl Mason, Senior Vice President and Chief Financial Officer of the Parent, presented a business and financial analysis of the Company at a telephonic meeting of the Board of Directors of the Parent. The Board of Directors of the Parent authorized management to continue to explore the possible acquisition of the Company.

               On February 26, 1997, Mr. Lutz contacted Mr. Bergins to discuss the possibility of an acquisition of the Company and the need to conduct a due diligence investigation.

               On March 4 and 5, 1997, representatives of Parent, Parent's outside counsel and Greenhill met with representatives of the Company, the Company's outside counsel and Morgan Stanley & Co. Incorporated ("Morgan Stanley"), the Company's financial advisor, to discuss matters relating to the Company and its business.

               On March 6, Mr. Lutz traveled to Boston to meet with Mr. Bergins to discuss a possible transaction structure and Mr. Bergin's continued role with the Company following consummation of such a transaction.

               On March 7, 1997, Mr. Lutz and representatives from Greenhill met with the Company's outside counsel and Morgan Stanley to discuss potential terms under which a transaction could be consummated. Initial proposals from both sides were considered during this meeting. Mr. Lutz and Mr. Bergins discussed due diligence issues in a phone conversation on March 10, 1997.

               During the rest of March, Parent conducted further due diligence concerning the Company. On March 19, Mr. Bergins, Mr. Pampel and Peter Minihane, the Company's Chief Financial Officer, as well as representatives from the Company's auditors and outside counsel, met with Mr. Lutz and David Cabello, Senior Vice President, General Counsel and Secretary of the Parent, and other representatives of Parent to discuss several outstanding due diligence issues.

               On March 27, 1997, at a regularly scheduled meeting of the Board of Directors of the Parent, Messrs. Lutz, Mason and Cabello, together with representatives from Greenhill, made business, financial and legal presentations to the Board of Directors of the Parent regarding the potential acquisition of the Company. The Board of Directors of the Parent decided that the Parent should continue negotiations with the Company. Thereafter, representatives of Parent and the Company, as well as their outside counsel, discussed the terms of a merger agreement.

               On April 8, 1997, at a telephonic meeting of the Board of Directors of the Parent, the Board approved the acquisition of the Company subject to certain conditions, including the negotiation of a definitive merger agreement satisfactory to Parent.

               On April 9, 1997, Parent offered the Company a price of $16.25 per Share. That afternoon the Company's Board of Directors met to discuss the proposed transaction with Parent and, at the end of the meeting, approved the transaction, subject to the resolution of certain open issues. Discussions between Parent and the Company continued during that afternoon, and the Merger Agreement was executed after the close of the market.

               11.  The Merger Agreement; Other Arrangements

Merger Agreement

               The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit to Purchaser's Tender Offer Statement on Schedule 14D-1 dated April 16, 1997 (the "Schedule 14D-1"). Such summary is qualified in its entirety by reference to the Merger Agreement.

               The Offer. The Merger Agreement provides for the making of the Offer. The obligation of the Purchaser to accept for payment or pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section
16. The Purchaser has agreed that no change in the Offer may be made which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer or which imposes conditions to the Offer in addition to the Minimum Condition and those conditions described in
Section 16 or amends such conditions in a manner adverse to the Company.

               Recommendation. The Company's Board of Directors has (i) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interest of the Company's shareholders, (ii) unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) unanimously resolved, subject to their fiduciary duties as advised in writing by counsel, to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the Company's shareholders.

               The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, Purchaser shall be merged with and into the Company in accordance with Massachusetts Law (the "Effective Time"). As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will be the surviving corporation (the "Surviving Corporation").

               At the Effective Time, (i) each Share held in the treasury of the Company or owned by Parent or any subsidiary thereof (including Purchaser) shall be canceled, and no payment shall be made with respect thereto; (ii) each share of common stock of Purchaser then outstanding shall be converted into and become one share of common stock of the Surviving Corporation; and
(iii) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in (i) above and except Shares as to which appraisal rights have been properly exercised under Massachusetts Law and Shares of Restricted Stock, be converted into the right to receive $16.25 per Share in cash, without interest.

               At the Effective Time, the articles of organization of the Surviving Corporation shall be amended to read in their entirety as set forth in the articles of organization of Purchaser, except that the name of the Surviving Corporation shall be "Microcom, Inc." The Surviving Corporation shall initially be authorized to issue up to 100,000 shares of common stock, par value $0.01 per share. The bylaws of Purchaser in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of Purchaser at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

               Restricted Stock. With respect to any Share acquired upon exercise of an option granted under any stock option or incentive plan of the Company that as of the Effective Date is subject to contractual forfeiture or resale restrictions ("Restricted Stock"), such Share shall be canceled immediately prior to the Effective Time, and Parent shall grant, as of the Effective Time, to each former holder of Restricted Stock, a number of shares of Parent common stock having a market value, based on the most recent per share closing price of Parent common stock on the New York Stock Exchange prior to the Effective Date, equal to the product of (i) the number of Shares of Restricted Stock formerly held by such holder and (ii) $16.25. Such Parent common stock shall be subject to the same contractual forfeiture or resale restrictions as applied to the Restricted Stock immediately prior to the cancellation thereof.

               Employee Stock Purchase Plan. At the Effective Time, the Company's 1987 Stock Purchase Plan ("Company Stock Purchase Plan") shall be terminated, and Parent shall pay each participant in the Plan in cash at or promptly after the Effective Time, in cancellation of all rights under such Plan, the amount of such participant's account balance under the Plan.

               Stock Options. At the Effective Time, each option to purchase Shares outstanding under any employee stock option or compensation plan or arrangement of the Company (except for the Company Stock Purchase Plan), whether or not vested or exercisable, shall be canceled. With respect to options held by current and former directors and certain officers of the Company, Parent shall pay the holders thereof in cash at the Effective Time for each such option an amount determined by multiplying (A) the excess, if any, of $16.25 over the applicable exercise price per Share of such option by
(B) the number of Shares to which such option relates. With respect to options held by any other Person, Parent shall issue in exchange therefor an option to purchase shares of common stock of Parent (a "Substitute Option"). The number of shares of Parent's common stock subject to such Substitute Option and the exercise price thereunder shall be computed in compliance with the requirements of Section 424(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the rules and regulations promulgated thereunder. Such Substitute Option shall vest in accordance with the same schedule and shall have the same term as the original option in respect of which it is granted. The Substitute Options will not qualify as incentive stock options under Section 422 of the Code.

               Agreements of Parent, Purchaser and the Company. The Merger Agreement provides that effective upon acceptance for payment pursuant to the Offer of a number of Shares that satisfies the Minimum Condition, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors pursuant to this paragraph) multiplied by (ii) the percentage that the number of Shares beneficially owned by Parent (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company shall take all action necessary to cause the Parent's designees to be elected or appointed to the Company's Board of Directors, including, without limitation, increasing the number of directors, and seeking and accepting resignations of its incumbent directors. The Merger Agreement further provides that the Company shall use its best efforts to cause at least three members of the Company's Board of Directors as of the date of the Merger Agreement who are not employees of the Company to remain members of the Board of Directors until the Effective Time.

               If Parent exercises its right to designate directors, Parent currently intends to designate one or more of the following persons to serve as directors of the Company: Alan G. Lutz, J. David Cabello, Edward E. Olkkola, Earl L. Mason and Robert W. Stearns. The foregoing information and certain other information contained in this Offer to Purchase and Schedule I hereto and in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") being mailed to shareholders herewith are being provided in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

               Pursuant to the Merger Agreement, the Company shall cause a meeting of its shareholders (the "Company Shareholder Meeting") to be duly called and held as soon as reasonably practicable after consummation of the Offer for the purpose of voting on the approval and adoption of the Merger Agreement.

               The Merger Agreement provides that the Company will promptly prepare and file with the Commission under the Exchange Act a proxy statement relating to the Company Shareholder Meeting (the "Proxy Statement"). The Company has agreed to use its best efforts to obtain the necessary approvals by its shareholders of the Merger Agreement and the transactions contemplated thereby. Parent has agreed to vote all Shares then beneficially owned by it in favor of adoption of the Merger Agreement.

               The Company has agreed that, prior to the Effective Time, the Company will not adopt or propose any change in its articles of organization or bylaws; in addition, the Company has agreed that, prior to the Effective Time, the Company will not, and will not permit any of its subsidiaries (each, a "Subsidiary") to (a) merge or consolidate with any other Person or acquire a material amount of assets of any other Person, other than purchases of materials or products in the ordinary course of business; (b) sell, lease, license or otherwise dispose of any material assets or property to any Person except (i) pursuant to existing contracts or commitments, and (ii) in the ordinary course consistent with past practice; (c) settle or compromise any suit or claims or threatened suit or claim relating to the transactions contemplated under the Merger Agreement; (d) agree or commit to do any of the foregoing; or (e) take or agree or commit to take any action that would make any representation and warranty of the Company under the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time.

               Pursuant to the Merger Agreement, the Company has agreed that from the date of the Merger Agreement until the termination thereof, the Company and the Subsidiaries and the officers, directors, employees or other agents of the Company and the Subsidiaries will not, directly or indirectly,
(i) take any action to solicit, initiate or encourage any Acquisition Proposal (as hereinafter defined) or (ii) except as otherwise required by the fiduciary duties of the Board of Directors as advised in writing by counsel, engage in negotiations with, or disclose any nonpublic information relating to the Company or any Subsidiary or afford access to the properties, books or records of the Company or any Subsidiary to, any Person. The Company has agreed to notify Parent promptly after (i) receipt of any Acquisition Proposal, (ii) the Company has actual knowledge that any Person is considering making an Acquisition Proposal or (iii) the Company has received any request for nonpublic information relating to the Company or any Subsidiary or for access to the properties, books or records of the Company or any Subsidiary by any Person that the Company has actual knowledge is considering making, or has made, an Acquisition Proposal and to keep Parent fully informed of the status and details of any such Acquisition Proposal or request. The Company has agreed not to engage in negotiations with, or disclose any nonpublic information to, any Person unless it receives from such Person an executed confidentiality agreement with terms no less favorable to the Company than the confidentiality agreement between Company and Parent dated April 9, 1997. Pursuant to the Merger Agreement, the Company has agreed to cease immediately and cause to be terminated all activities, discussions or negotiations, if any, with any Persons conducted prior to April 9, 1997 with respect to any Acquisition Proposal. "Acquisition Proposal" means any offer or proposal for a merger or other business combination involving the Company or any Subsidiary or the acquisition of any equity interest in, or a substantial portion of the assets of, the Company or any Subsidiary, other than the transactions contemplated by the Merger Agreement.

               The parties have agreed that for two years following the Effective Time, the Company's employees will be provided benefits that are substantially comparable in the aggregate to those provided by the Company to its employees as of April 9, 1997, excluding all forms of stock-based or equity-based compensation.

               Parent, Purchaser and the Company have agreed that for five years after the Effective Time, Parent will cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Company's articles of organization and bylaws in effect on the date of the Merger Agreement, subject to any limitation imposed from time to time under applicable law. In addition, Parent has agreed that for five years after the Effective Time, Parent will cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement. Parent will not be obligated to cause the Surviving Corporation to pay premiums in excess of 150% of the amount per annum the Company paid in the twelve months ended December 31, 1996, which amount has been disclosed to Parent.

               Representations and Warranties. The Merger Agreement contains customary representations and warranties of the parties thereto including representations by the Company as to its corporate existence and power, corporate authorizations, governmental authorizations, non-contravention, capitalization, Subsidiaries, Commission filings, financial statements, disclosure documents, absence of certain changes, absence of undisclosed material liabilities, litigation, taxes, employee matters, compliance with laws, finders' fees, patents and other proprietary rights, environmental matters, approvals and antitakeover provisions.

               Conditions to the Merger. The obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction of the following conditions: (i) the adoption by the shareholders of the Company of the Merger Agreement in accordance with Massachusetts Law; (ii) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated; (iii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger; and (iv) Purchaser shall have purchased Shares pursuant to the Offer.

               Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any approval of the Merger Agreement by the shareholders of the Company, (a) by mutual written consent of the Company and Parent; (b) by either the Company or Parent, if the Offer has not been consummated by June 4, 1997; (c) by either the Company or Parent if there shall be any law or regulation that makes consummation of the Offer or the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Parent or the Company from consummating the Offer or the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable; (d) by either the Company or Parent if the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal; (e) by Parent if the Board of Directors of the Company shall have withdrawn or materially modified in a manner adverse to Parent the Board's approval or recommendation of the Offer or the Merger; or (f) by Parent if any person or group (as defined in Section 13(d)(3) of the Exchange Act) (other than Parent, the Purchaser or any affiliate thereof) shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of a majority of the outstanding Shares. If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect with no liability on the part of the Company, Parent or the Purchaser other than obligations of the Company under certain provisions of the Merger Agreement to pay certain fees to, and expenses of, Parent (as described below).

               Fees and Expenses. The Company has agreed that if the Merger Agreement is terminated (i) in accordance with clause (b) under "Termination" above and (x) the Company shall have failed to observe or perform in any material respect any of its obligations under the Merger Agreement or (y) an Acquisition Proposal shall have been received prior to June 4, 1997 and not publicly rejected by the Company's Board of Directors, or (ii) in accordance with clauses (d), (e) or (f) above, the Company will pay to Parent, within two business days following such event, an amount in immediately available funds equal to $10,460,000.

               The Company has agreed to pay Parent an amount in immediately available funds equal to the sum of (i) Parent's out-of-pocket expenses in connection with the transactions contemplated by the Merger Agreement (but not in excess of $2 million) and (ii) $2 million, after the termination of the Merger Agreement pursuant to the provisions described in clause (b) under "Termination" above, where any of the representations or warranties of the Company set forth in the Merger Agreement were not true and correct as of the date of the Merger Agreement. The Company shall be not be required to pay such a fee if it has paid a fee to Parent pursuant to the previous paragraph.

               Except as described in the preceding paragraph, the Merger Agreement provides that the Company, Parent and Purchaser shall each bear all costs and expenses incurred by it in connection with the Merger Agreement and the transactions contemplated thereby.

               Amendment and Waivers. Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, (i) in the case of an amendment, by the Company, Parent and Purchaser or (ii) in the case of a waiver, by the party against whom the waiver is to be effective. A termination or amendment of the Merger Agreement requires, in the case of the Company, action by the Company's Board of Directors or the duly authorized designee of the Company's Board of Directors. In the event that Parent's designees are appointed or elected to the Board of Directors of the Company after the consummation of the Offer and prior to the Effective Time, the affirmative vote of at least a majority of the continuing Directors will be required for the Company to agree to amend, waive compliance with or terminate the Merger Agreement.

Employment Agreements

               Parent has expressed to representatives of the Company that, following consummation of the Offer and the Merger, Parent intends to grant to certain officers and employees of the Company options to purchase common stock of Parent, in amounts and on terms determined in accordance with Parent's customary practices as applicable to similarly situated employees of Parent.

               Parent has entered into a written agreement dated as of April 9, 1997 with Lewis A. Bergins, President and Chief Executive Officer of the Company (the "Continuation Agreement"), pursuant to which Mr. Bergins would continue to serve as President of the Company after consummation of the Merger. The Continuation Agreement has a one-year term, subject to extension upon the agreement of the parties. Under the Continuation Agreement Mr. Bergins would receive: (i) base salary of approximately $285,000 per annum, subject to annual increases; (ii) eligibility for a target bonus for 1997 of $215,000, depending upon attainment of certain agreed-upon performance criteria; and (iii) an option to purchase 25,000 shares of Parent's common stock. In the event of termination of Mr. Bergins' employment during the term of the Continuation Agreement other than for "cause," as defined in the Continuation Agreement, the Continuation Agreement provides that Mr. Bergins would be entitled to severance compensation from Parent of one year's continuance of his annual base salary as in effect at the time of termination. The Continuation Agreement supersedes Mr. Bergins' existing compensation and severance arrangements with the Company. A copy of the Continuation Agreement is filed as an Exhibit to Purchaser's Schedule 14D-1, and the foregoing summary is qualified in its entirety by reference to the Continuation Agreement.


Confidentiality Agreement

               Parent and the Company executed a confidentiality and non-disclosure agreement dated April 9, 1997. A copy of such agreement is filed as an Exhibit to Purchaser's Schedule 14D-1.

               12. Purpose of the Offer; Plans for the Company. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger.

               In connection with its consideration of the Offer, Purchaser has made a preliminary review, and will continue to review, on the basis of available information, various possible business strategies that it might consider in the event that it acquires control of the Company. Such strategies are expected to include the integration of certain assets or lines of business of the Company with those of Purchaser. If Purchaser acquires Shares pursuant to the Offer and depending upon the number of Shares so acquired, Purchaser intends to conduct a detailed review of the Company and its assets, businesses, operations, properties, policies, corporate structure, capitalization and the responsibilities and qualifications of the Company's management and personnel and consider what, if any, changes Purchaser deems desirable in light of the circumstances which then exist.

               Except as described above or elsewhere in this Offer to Purchase, Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company's Board of Directors or management, any material change in the Company's capitalization or dividend policy or any other material change in the Company's corporate structure or business.

               13. Effect of the Offer on the Market for Shares; Stock Quotations; Registration under the Exchange Act. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer price.

               Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in the Nasdaq National Market. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in the Nasdaq National Market, the market for the Shares could be adversely affected. According to Nasdaq's published guidelines, in order for the Shares to be eligible for continued inclusion in the Nasdaq National Market, there must continue to be, among other things, at least 100,000 publicly held Shares, held by at least 400 shareholders (or 300 shareholders of round lots), with a market value of at least $1 million. If the Shares were no longer eligible for inclusion in the Nasdaq National Market, they may nevertheless continue to be included in the Nasdaq SmallCap Market unless, among other things, the number of publicly held Shares (excluding Shares held by officers, directors and beneficial owners of more than 10% of the Shares) was less than 100,000, or there were fewer than 300 holders in total. If the Shares are no longer eligible for inclusion in the Nasdaq National Market or the Nasdaq SmallCap Market, the Shares might still be quoted on the OTC Bulletin Board.

               The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

               The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with a shareholder's meeting and the related requirement of an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing or Nasdaq reporting. Purchaser intends to seek to cause the Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

               14. Dividends and Distributions. If on or after April 9, 1997, the Company should (i) split, combine or otherwise change the Shares or its capitalization, (ii) acquire or otherwise cause a reduction in the number of outstanding Shares or (iii) issue or sell any additional Shares (other than Shares issued pursuant to and in accordance with the terms in effect on April 9, 1997 of employee stock options), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to Purchaser's rights under Sections 15 and 16, Purchaser may, in its sole discretion, make such adjustments in the purchase price and other terms of the Offer as it deems appropriate including the number or type of securities to be purchased.

               If, on or after April 9, 1997, the Company should declare or pay any dividend on the Shares or any distribution with respect to the Shares (including the issuance of additional Shares or other securities or rights to purchase any securities) that is payable or distributable to shareholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on the Company's stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to Purchaser's rights under Sections 15 and 16, (i) the purchase price per Share payable by Purchaser pursuant to the Offer will be reduced to the extent of any such cash dividend or distribution and (ii) the whole of any such non-cash dividend or distribution to be received by the tendering shareholders will (a) be received and held by the tendering shareholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer, or (b) at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend or distribution or proceeds thereof and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Purchaser in its sole discretion.

               15. Extension of Tender Period; Termination; Amendment. Purchaser reserves the right, at any time or from time to time, in its sole discretion and regardless of whether or not any of the conditions specified in
Section 16 shall have been satisfied, (i) to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension or (ii) subject to the terms of the Merger Agreement, to amend the Offer in any respect by making a public announcement of such amendment. There can be no assurance that Purchaser will exercise its right to extend or amend the Offer.

               If Purchaser decreases the percentage of Shares being sought or increases or decreases the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of such period of 10 business days. If Purchaser makes a material change in the terms of the Offer (other than a change in price or percentage of securities sought) or in the information concerning the Offer, or waives a material condition of the Offer, Purchaser will extend the Offer, if required by applicable law, for a period sufficient to allow shareholders to consider the amended terms of the Offer. In a published release, the Commission has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to security holders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. The term "business day" shall mean any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

               Purchaser also reserves the right, in its sole discretion, in the event any of the conditions specified in Section 16 shall not have been satisfied and so long as Shares have not theretofore been accepted for payment, to delay (except as otherwise required by applicable law) acceptance for payment of or payment for Shares or to terminate the Offer and not accept for payment or pay for Shares.

               If Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, on behalf of Purchaser, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in Section 3. The reservation by Purchaser of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that Purchaser pay the consideration offered or return the Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

               Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, Purchaser will make a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

               16. Certain Conditions of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares, and, may terminate the Offer, if (i) the Minimum Condition shall not have been satisfied by June 4, 1997, (ii) the applicable waiting period under the HSR Act shall not have expired or been terminated by June 4, 1997 or (iii) at any time on or after April 9, 1997 and prior to the acceptance for payment of Shares, any of the following conditions exist:

         (a) there shall be threatened, instituted or pending any action, suit, investigation or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares pursuant to the Offer or the consummation of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer or the Merger, (ii) seeking to restrain or prohibit Parent's ownership or operation (or that of its respective subsidiaries or affiliates) of all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole, or to compel Parent or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole, (iii) seeking to impose or confirm material limitations on the ability of Parent or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent or any of its subsidiaries or affiliates on all matters properly presented to the Company's shareholders, or (iv) seeking to require divestiture by Parent or any of its subsidiaries or affiliates of any Shares, or (v) that otherwise is reasonably likely to have a material adverse effect on the financial condition, business, assets or results of operations of the Company and its Subsidiaries taken as a whole
(a "Material Adverse Effect"), or materially adversely affect Parent and its subsidiaries, taken as a whole; or

         (b) there shall be any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any court, government or governmental authority or agency, domestic or foreign other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above; or

         (c) (i) there shall be initiated, threatened, instituted or pending any action, suit, investigation or proceeding by any government or governmental authority or agency, domestic or foreign, that, in the reasonable judgment of Parent, would materially adversely affect the Company and its Subsidiaries, taken as a whole, or (ii) except as disclosed in writing to Parent prior to the signing of the Merger Agreement, there has been since December 31, 1996 any event, occurrence or development or state of circumstances or facts which has had or could reasonably be expected to have a Material Adverse Effect; or

         (d) there shall have occurred a decline of at least 20% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from the date of the Merger Agreement through the date of termination or expiration of the Offer; or

         (e) the Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true in any material respect when made or at any time prior to consummation of the Offer as if made at and as of such time (except as to any representation or warranty which speaks as of a specific date, which must be untrue as of such date); or

         (f) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal or the Board of Directors of the Company shall have withdrawn or materially modified in a manner adverse to Parent the Board's approval or recommendation of the Offer or the Merger; or

         (g) any person or group (as defined in Section 13 (d)(3) of the Exchange Act) (other than Parent, Purchaser or any affiliate thereof) shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of a majority of the outstanding Shares; or

         (h) the Merger Agreement shall have been terminated in accordance with its terms.

               The foregoing conditions are for the sole benefit of Parent and Purchaser and may, subject to the terms of the Merger Agreement, be waived by Parent and Purchaser in whole or in part at any time and from time to time in their discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the consummation of the Offer.

               17.  Certain Legal Matters; Regulatory Approvals.

               General. Based on its examination of publicly available information filed by the Company with the Commission and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by Purchaser's acquisition of Shares as contemplated herein or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under "State Takeover Statutes", such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company's business or certain parts of the Company's business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 16.

               State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between Purchaser or any of its affiliates and the Company and has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, Purchaser believes that there are reasonable bases for contesting such laws.

               In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a Federal District Court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

               If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other merger or business combination between Purchaser or any of its affiliates and the Company, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Sections 15 and 16.

               Massachusetts has enacted a business combination statute that, in general, prohibits any business combination between a widely held Massachusetts corporation and an interested shareholder for three years after that person becomes an interested (i.e., 5%) shareholder unless: (a) prior to the date that person becomes an interested shareholder, the board of directors of the corporation approved either the transaction that made the acquiror an interested shareholder or the proposed business combination; (b) upon consummation of the transaction that made the acquiror an interested shareholder, the acquiror owns at least 90 percent of the voting stock, excluding shares held by directors, officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held by the plan will be tendered; or (c) at or subsequent to the time the acquiror becomes an interested shareholder, the board of directors of the corporation and holders of two-thirds of the shares of voting stock not held by the interested shareholder approves the business combination. Massachusetts has also enacted a control share acquisition statute that provides, in general, that shares of a widely held Massachusetts corporation acquired in a control share acquisition (as defined in the statute) will not have voting rights unless, among other things, voting rights for such shares are approved by a vote of the shareholders of the corporation, not including those holding such shares. Excluded from the definition of "control share acquisition," is, among other things, an acquisition by merger or tender offer pursuant to a merger agreement to which the Massachusetts corporation is a party. Massachusetts has also enacted a take-over bid statute that imposes certain procedural requirements and prohibitions in connection with a Take-over bid (as defined in the statute). The Company has taken all necessary steps to render the Massachusetts business combination statute, control share acquisition statute and take-over bid statute inapplicable to the acquisition of Shares in the Offer or the Merger.

               Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

               Pursuant to the requirements of the HSR Act, Purchaser expects to file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or before April 17, 1997. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 P.M., New York City time, on May 2, 1997. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by Purchaser with such request. Thereafter, such waiting period can be extended only by court order.

               A request is being made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early. Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See Section 16. Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 3. If Purchaser's acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended.

               The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual states) may also bring legal actions under the antitrust laws. Purchaser does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 16 for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions and Section 11 for certain termination rights in connection with antitrust suits.

               Appraisal Rights. If the Merger is consummated, shareholders of the Company may have the right to dissent and demand appraisal of their Shares under Massachusetts Law. Under Massachusetts Law, dissenting shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer, the consideration per Share to be paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. Shareholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger.

               Other. Based upon Purchaser's examination of publicly available information concerning the Company, it appears that the Company and its Subsidiaries own property and conduct business in a number of foreign countries. In connection with the acquisition of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, Purchaser will seek further information regarding the applicability of any such laws and currently intends to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken prior to completion of the Offer by any such government or governmental authority, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Sections 15 and 16.

               18. Fees and Expenses. Greenhill is acting as financial advisor to Purchaser and is acting as Dealer Manager in connection with the Offer. Parent has agreed to pay Greenhill as compensation for its services as financial advisor and Dealer Manager a fee of approximately $440,000 in connection with the announcement of the transaction and an additional fee of approximately $1.8 million upon consummation of the Offer. Parent has also agreed to reimburse Greenhill for certain out-of-pocket expenses incurred in connection with the Offer (including the fees and disbursements of outside counsel) and to indemnify Greenhill against certain liabilities, including certain liabilities under the federal securities laws.

               Parent has retained Corporate Investor Communications, Inc., to act as the Information Agent and ChaseMellon Shareholder Services, LLC, to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws.

               Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depository) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Parent or Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

               19. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

               NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

               Purchaser has filed with the Commission a Tender Offer Statement on Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the Commission in the manner set forth in Section 7 of this Offer to Purchase (except that such information will not be available at the regional offices of the Commission).

                                                           COMPAQ-BOSTON, INC.

April 16, 1997





                                                                    SCHEDULE I


                       DIRECTORS AND EXECUTIVE OFFICERS


               1. Directors and Executive Officers of Parent. The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Parent and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is 20555 SH 249, Houston, Texas 77070. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent. All directors and officers listed below are citizens of the United States except Eckhard Pfeiffer, Andreas Barth and Hans W. Gutsch who are citizens of Germany. Directors are identified by an asterisk.

                                                          Present Principal Occupation or Employer and
          Name and Business Address                     Material Positions Held During the Past Five Years
          -------------------------                     --------------------------------------------------
Benjamin M. Rosen*...........................    Chairman of the Board of Directors since 1983; Chairman of
                                                 Rosen Motors since 1993.

Eckhard Pfeiffer*............................    President and Chief Executive Officer since October 1991.

Lawrence T. Babbio*..........................    Vice Chairman and Director of Bell Atlantic Corporation since
                                                 February 1995; Executive Vice President and Chief Operating
                                                 Officer of Bell Atlantic Corporation from 1994 to 1995;
                                                 Chairman, President and Chief Executive Officer of Bell
                                                 Atlantic Enterprises International, Inc., from 1991 to 1994.

Robert Ted Enloe, III*.......................    Managing Partner of Balquita Partners, Ltd. since 1996; Chief
                                                 Executive Officer of Liberte Investors from 1992 to 1996;
                                                 President of Liberte Investors from 1975 to 1996; President of
                                                 L&N Housing Corp. from 1981 to 1992.

George H. Heilmeier*.........................    Chairman of the Board and Chief Executive Officer of Bell
                                                 Communications Research, Inc. since January 1997; President and Chief Executive Officer of Bell Communications Research,
                                                 Inc. since 1991.

George E.R. Kinnear II*......................    Chairman Emeritus of the Board of the Retired Officers
                                                 Association of the United States; Executive Vice President of
                                                 the University of New Hampshire from 1988 to 1992.

Peter N. Larson*.............................    Chairman and Chief Executive of Brunswick Corporation since
                                                 April 1995; Worldwide Chairman of the Consumer Personal
                                                 Care Group of Johnson & Johnson from 1994 to 1995;
                                                 Company Group Chairman of Johnson & Johnson from 1991 to
                                                 1994.

Kenneth L. Lay*..............................    Chairman of the Board and Chief Executive Officer of Enron
                                                 Corp. since February 1986.

Kenneth Roman*...............................    Independent management consultant; Executive Vice President of American Express from 1989 to 1991.

Lucille Salhany*.............................    President and Chief Executive Officer of United Paramount
                                                 Network since September 1994; Chairman of FOX
                                                 Broadcasting Company from 1993 to 1994; Chairman of
                                                 Twentieth Television from 1991 to 1993.

Andreas Barth................................    Senior Vice President, Europe, Middle East and Africa since
                                                 December 1991.

J. David Cabello.............................    Senior Vice President, General Counsel and Secretary since
                                                 December 1996; Vice President and Assistant General Counsel
                                                 from 1995 to 1996; Patent Counsel from 1987 to 1995.

Hans W. Gutsch...............................    Senior Vice President, Human Resources and Environment,
                                                 since November 1994; Vice President, Human Resources and
                                                 Environment, Europe, Middle East and Africa from 1993 to
                                                 1994; Vice President, Human Resources, Europe from 1992 to
                                                 1993; Director of Human Resources for Europe from 1988 to
                                                 1992.

Michael D. Heil..............................    Senior Vice President, Consumer Products Group, since
                                                 September 1995; President and General Manager of Los
                                                 Angeles Cellular Telephone Co. from 1989 to 1995.

Alan G. Lutz.................................    Senior Vice President, Communication Products Group, since
                                                 November 1996; Executive Vice President and President,
                                                 Computer Systems Group, of Unisys Corporation from 1994 to
                                                 1996; President of Kassandra Group from 1993 to 1994; Senior
                                                 Vice President and President Public Networks, Northern
                                                 Telecom LTD from 1987 to 1993.

Earl L. Mason................................    Senior Vice President and Chief Financial Officer since June
                                                 1996; Senior Vice President, Inland Steel Industries, Inc.
                                                 ("ISI") from 1995 to 1996; Chief Financial Officer and
                                                 President, Inland International, Inc from 1994 to 1996; Vice
                                                 President, ISI, from 1994 to 1995; Vice President - Finance and Principal Financial Officer, ISI, from 1991 to 1994.

Gregory E. Petsch............................    Senior Vice President, Manufacturing and Quality, since July
                                                 1993; Vice President, from 1991 to 1993.

John T. Rose.................................    Senior Vice President, Enterprise Computing Group, since July
                                                 1996; Senior Vice President, Desktop PC Division, from  1993 to 1996; Vice President of Digital Equipment Corporation's
                                                 Personal Computing Systems Business prior thereto.

Richard N. Snyder............................    Senior Vice President, Worldwide Sales, Marketing, Service
                                                 and Support, since November 1996; Senior Vice President, Dell
                                                 Americas of Dell Computer Corporation from 1995 to 1996;
                                                 Hewlett-Packard Company from 1973 to 1995.

Robert W. Stearns............................   Senior Vice President, Technology and Corporate Development,
                                                since January 1996; Vice President, Corporate Development, from 1993 to 1996; consultant with McKinsey & Co. from
                                                1992 to 1993; Vice President, Corporate Marketing,
                                                Motorola/Codex from 1986 to 1992.

Michael J. Winkler...........................    Senior Vice President, PC Products Group, since November
                                                 1996; Senior Vice President, Portable PC Division from 1995 to 1996; Vice President and General Manager of Computer
                                                 Systems Division of Toshiba America Information Systems
                                                 from 1991 to 1995.

John W. White................................    Vice President and Chief Information Officer since February
                                                 1994; Vice President of Texas Instruments, Inc. and President
                                                 of its Information Technology Group prior thereto.


               2. Directors and Executive Officers of Purchaser. The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Purchaser and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is 20555 SH 249, Houston, Texas 77070. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent. All directors and officers listed below are citizens of the United States. Directors are identified by an asterisk.




                                                           Present Principal Occupation or Employer and
          Name and Business Address                     Material Positions Held During the Past Five Years
          -------------------------                     --------------------------------------------------

J. David Cabello*.............................    Senior Vice President, General Counsel and Secretary since
                                                  December 1996; Vice President and Assistant General
                                                  Counsel from 1995 to 1996; Patent Counsel from 1987 to
                                                  1995.

Alan G. Lutz*.................................    Senior Vice President, Communication Products Group,
                                                  since November 1996; Executive Vice President and
                                                  President, Computer Systems Group, of Unisys Corporation
                                                  from 1994 to 1996; President of Kassandra Group from
                                                  1993 to 1994; Northern Telecom LTD from 1987 to 1993.

Edward E. Olkkola*............................    Vice President, Communication Products
                                                  Division, Communication Products Group, since January
                                                  1996; Director of Business Development from 1993 to
                                                  1996; Director of Systems Networking of Motorola
                                                  Information Systems Group prior thereto.

Earl L. Mason.................................    Senior Vice President and Chief Financial Officer since
                                                  June 1996; Senior Vice President, ISI from 1995 to 1996;
                                                  Chief Financial Officer and President, Inland International,
                                                  Inc from 1994 to 1996; Vice President, ISI, from 1994 to
                                                  1995; Vice President - Finance and Principal Financial
                                                  Officer, ISI, from 1991 to 1994.

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:


                       The Depositary for the Offer is:


                     ChaseMellon Shareholder Services, LLC





               By Mail:                        By Facsimile Transmission            By Hand or Overnight
      Reorganization Department            (for Eligible Institutions only):              Courier:
            P.O. Box 3301                           (201) 329-8936                Reorganization Department
      South Hackensack, NJ 07606                                                  120 Broadway, 13th Floor
                                                                                     New York, NY 10271

                                                 Confirm By Telephone:
                                                    (201) 296-4209

   Questions or requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                    Corporate Investor Communications, Inc.
                               111 Commerce Road
                       Carlstadt, New Jersey 07072-2586

                Banks and Brokers Call Collect: (201) 896-1900
                   All Others Call Toll-Free: (888) 624-5467

                     The Dealer Manager for the Offer is:

                             GREENHILL & CO., LLC
                              31 West 52nd Street
                              New York, NY 10019
                                (212) 408-0660